Kathleen H Moriarty Partner	1270 Avenue of the Americas 30th Floor New York, New York 10020-1708 T 212.655.6000 D 212.655.2548 moriarty@chapman.com

August 22, 2018

VIA EDGAR CORRESPONDENCE

Mr. Edward P. Bartz, Senior Counsel

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

RE:	Syntax ETF Trust – SEC File Nos. 333-215607 and 811-23227 (the “Registrant”)

Dear Mr. Bartz:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s oral comments on the registration statement filed under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on Form N-1A with the Securities and Exchange Commission (the “Commission”) on June 20, 2017 (the “Registration Statement”), to register the Trust and the shares of the Syntax Stratified LargeCap ETF (the “Fund”), the initial series of the Trust. The Staff’s comments on the Registration Statement and the Registrant’s responses thereto are included in this letter.

PROSPECTUS

Principal Strategy

1. Comment: Please consider clarifying the term “stratified-weight” in the second paragraph by adding the following disclosure that was prepared by the Registrant in response to a previous comment from the Staff:

“Stratified-weight” refers to the weighting methodology of the Index and is the method by which Syntax diversifies its indices by hierarchically grouping and distributing the weight of constituent companies that share “Related Business Risks”. Related Business Risk occurs when two or more companies’ earnings are affected by the same fundamental drivers. The process of identifying, grouping, and diversifying across related business risk is called stratification.

Response: The Registrant has added the requested disclosure.

2. Comment: Please disclose the eight industry sectors that are equally allocated in the Index.

Response: The Registrant has added the requested disclosure.

3. Comment: Please consider deleting the last paragraph under “Principal Strategy.” The Staff notes this disclosure could be relocated to the section titled “Additional Strategies Information.”

Response: The Registrant has made changes consistent with the Staff’s comment.

4. Comment: Please consider adding Small- and Mid-Capitalization Securities Risk as principal risk factor, which may be combined in a single risk if desired by the Registrant.

Response: The Registrant has added the requested disclosure.

Additional Strategies Information

5. Comment: Please define the proprietary system (“FIS”) described under “Additional Strategies Information.”

Response: The Registrant has made changes consistent with the Staff’s comment.

Additional Risk Information

6. Comment: Please include a sub-heading at the end of “Additional Risk Information” to indicate non-principal risks.

Response: The Registrant has added the sub-heading “Additional Non-Principal Risks” in response to the Staff’s comment.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions

7. Comment: Please revise Investment Restriction 10 to include the following disclosure: “Concentrate its investments in securities of issuers in the same industry, except that the fund will concentrate as necessary to approximate the composition of the Fund’s underlying Index.”

Response: The Registrant has made revisions consistent with the Staff’s comment.

Trustees and Officers of the Trust

8. Comment: Please revise the last column of the “Trustees” table to read as follows: Other Directorships Held by Trustee during the Last 5 Years.

Response: The Registrant has made revisions consistent with the Staff’s comment.

9. Comment: Please disclose the Lead Independent Trustee of the Trust, if applicable, in the sub-section “Trustees and Officers” or state that the Trust does not have a Lead Independent Trustee.

Response: The Registrant has added the requested disclosure.

Please do not hesitate to contact me at 1-212-655-2548 or at moriarity@chapman.com if you have any questions or comments with respect to the enclosed filing.

Very truly yours,

/s/Kathleen H. Moriarty